# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INNOVATIVE SOLUTIONS & SUPPORT INC, CIK 0000836690
CUSIP: 45769N105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 720 PENNSYLVANIA DRIVE, 720 PENNSYLVANIA DRIVE, EXTON, Pennsylvania (PA), 19341
Date of event which requires filing of this statement: 01/23/2025
Amends the filing with accession number 0000895345-22-000689
Filed by CIK 0001946479
Persons authorized to receive notices and communications: Christopher Harborne, 23F M Thai Tower, All Seasons Place, 87 Wireless Road, Bangkok, Thailand (W1), 10300, (860) 365-8016; Philip Richter, Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York (NY), 10004, (212) 859-8763

## Reporting persons
- Harborne Christopher (CIK 0001946479): type of reporting person: individual (IN); citizenship or place of organization: Thailand (W1); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,424,857; sole dispositive power 0; shared dispositive power 2,424,857; aggregate amount beneficially owned 2,424,857 (13.8% of the class)
- Klear Kite LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,424,857; sole dispositive power 0; shared dispositive power 2,424,857; aggregate amount beneficially owned 2,424,857 (13.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: INNOVATIVE SOLUTIONS & SUPPORT INC
Address of issuer's principal executive offices: 720 PENNSYLVANIA DRIVE, 720 PENNSYLVANIA DRIVE, EXTON, Pennsylvania (PA), 19341
Comment:
EXPLANATORY NOTE:
The following constitutes Amendment No. 4 (this "Amendment No. 4") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 13, 2022 by the Reporting Persons (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on September 23, 2022 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on February, 17, 2023 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on May 24, 2024 ("Amendment No. 3," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and this Amendment No. 4, the "Schedule 13D"). This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to include the following information:

The Reporting Persons expect to continue to review their investment in the Company in light of a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decisions. Based on the foregoing, the Reporting Persons may determine to sell, or otherwise dispose of, all or some of the Shares beneficially owned by the Reporting Persons, or to purchase or otherwise acquire additional Shares, in the open market or in private transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

Klear Kite, and by virtue of being the sole member of Klear Kite, Mr. Harborne each beneficially owns 2,424,857 Shares, which are held directly by Klear Kite. Such Shares represent approximately 13.8% of the outstanding Shares of the Company. Klear Kite and Mr. Harborne share voting power and investment power over all such Shares.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the number of Shares beneficially owned by each Reporting Person, divided by (y) 17,539,064 Shares outstanding as of January 12, 2025, as reported in Amendment No. 1 to the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 2024, filed with the SEC on January 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The information contained in subsection (a) of this Item 5 is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth on Schedule A, which is attached hereto as Exhibit 99.3 and is incorporated herein by reference. All of the transactions in the Shares were effected in the open market through various brokerage entities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit 99.3 Schedule A - Transactions in the Shares During the Past 60 Days

## Signatures
- Harborne Christopher: /s/ Christopher Harborne, Christopher Harborne (01/27/2025)
- Klear Kite LLC: /s/ Christopher Harborne, Sole Member (01/27/2025)